Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

Woodside Petroleum Ltd.
ASX Announcement	ACN 004 898 962
Mia Yellagonga
Thursday, 14 April 2022	11 Mount Street
Perth WA 6000
ASX: WPL	Australia
OTC: WOPEY	T +61 8 9348 4000
www.woodside.com.au

WOODSIDE FILES US REGISTRATION STATEMENT

Woodside has applied to list its shares in the form of American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE), in connection with the proposed merger (the Merger) with the petroleum business of BHP Group Limited (BHP).

The listing on the NYSE is expected to become effective on completion of the Merger, targeted for 1 June 2022. The Merger is subject to satisfaction of certain conditions, including approval of the transaction by the Woodside shareholders at Woodside’s Annual General Meeting on 19 May 2022 (see the Merger Explanatory Memorandum issued to shareholders on 8 April 2022 for further details).

Woodside has filed a Registration Statement on Form F-4 (Registration Statement) (File No. 333-264268) with the United States Securities and Exchange Commission (SEC) in relation to the distribution of the shares to be issued in connection with the Merger.

Woodside has also filed a Registration Statement on Form F-6 to register ADSs to be issued in connection with the Merger and delivered to holders of BHP ADSs as of the applicable record date. ADSs are US dollar-denominated negotiable instruments represented by American Depositary Receipts (ADRs) issued by a depositary bank that facilitate US trading and investment in shares of non-US companies. The ADSs will be issued under Woodside’s existing ADR program, which is administered by Citibank, N.A. Each Woodside ADS represents one ordinary share of Woodside.

The Registration Statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. A copy of the Registration Statement is attached to this announcement and will be available on Woodside’s website at https://www.woodside.com.au/investors/woodside-and-bhp-proposed-merger. See the section below entitled “Important additional information and where to find it.”

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Important additional information and where to find it

This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once those documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents may also be obtained from Woodside and BHP without charge.

The copy of the Registration Statement that is attached to this announcement does not include pages F-1 to F-171 (Consolidated and Combined Financial Information) or any annexures or exhibits to the Registration Statement. The Consolidated and Combined Financial Information and the annexures and exhibits form part of the Registration Statement, and can be accessed and viewed through the website maintained by the SEC at https://www.sec.gov/edgar/browse/?CIK=844551.

Cautionary note relating to compliance with Australian regulatory requirements

The Registration Statement was prepared in accordance with US law and regulation. It is not a disclosure document for the purposes of Chapter 6D of the Corporations Act 2001 (Cth) and does not necessarily satisfy the requirements prescribed by that legislation.

The Registration Statement includes information that complies with, and is presented in accordance with, the requirements of US law. The presentation of this information may not be consistent with Australian law and regulation. For example, estimates of petroleum reserves and resources comply with reporting and disclosure standards in the United States and, in particular, those applied by the SEC. These standards differ significantly from the requirements and approach under Australian law and regulation. Accordingly, information concerning petroleum reserves and contingent resources included in the Registration Statement may not be comparable with information that Woodside has reported in accordance with ASX requirements.

In addition, the presentation of financial information in the Registration Statement may be different to how it would be presented in accordance with Australian requirements.

Woodside shareholders and investors must exercise caution when reviewing the Registration Statement, particularly in areas where regulatory requirements differ.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are or may be forward-looking statements.

You should be aware that those statements and any assumptions on which they are based are only opinions and are subject to inherent known and unknown risks and uncertainties, many of which are beyond the control of Woodside. Those risks and uncertainties include risks related to whether the SEC will declare the Registration Statement to be effective, factors and risks specific to the industries in which Woodside operates, as well as general economic conditions, prevailing exchange rates and interest rates and conditions in financial markets (for example (not exhaustive) price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates).

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic and the conflict in Ukraine.

None of Woodside nor any of its related bodies corporate, nor any person named in this announcement or involved in the preparation of this announcement, makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

The forward-looking statements reflect views held only at the date of this announcement. Subject to any continuing obligations under the ASX Listing Rules or the Corporations Act, Woodside and its related bodies corporate, disclaim any obligation or undertaking to distribute after the date of this announcement any updates or revisions to any forward-looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any statement is based.

No offer or solicitation

This communication relates to the proposed Merger between Woodside and BHP and is for information purposes only. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.